UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

__________________

Form SD
__________________

Specialized Disclosure Report

Cognyte Software Ltd.
 (Exact name of the registrant as specified in its charter)

Israel (State or other jurisdiction of incorporation)	001-39829 (Commission file number)
33 Maskit Herzliya Pituach 4673333, Israel
 (Address of principal executive offices and zip code)

Ilan Rotem
Chief Legal Officer
Cognyte Software Ltd.
33 Maskit
Herzliya Pituach
4673333, Israel
+972-3-577-4226.
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ___________.

SECTION 1 – CONFLICT MINERALS DISCLOSURE

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Cognyte Software Ltd. (together with its consolidated subsidiaries, the “Company,” “Cognyte,” “we,” “us,” or “our”) is filing this Form SD pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”) for the reporting period of January 1, 2025, to December 31, 2025 (the “Reporting Period”).

Rule 13p-1, through Form SD, requires the disclosure of certain information if a company manufactures or contracts to manufacture products for which certain “conflict minerals” (as defined below) are necessary to the functionality or production of such products. Form SD defines “conflict minerals” as: (i)(a) columbite-tantalite (or coltan), (b) cassiterite, (c) gold, and (d) wolframite, or their derivatives, which are currently limited to tantalum, tin and tungsten; or (ii) any other mineral or its derivatives determined by the U.S. Secretary of State to be financing conflict in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”). Our operations may at times manufacture, or contract to manufacture, products for which conflict minerals are necessary to the functionality or production of those products (collectively, our “products”). As required by Form SD, we have conducted a good faith reasonable country of origin inquiry (“RCOI”) regarding the conflict minerals included in our products during the Reporting Period (the “Subject Minerals”) to determine whether any of such Subject Minerals originated in the Covered Countries and/or whether any of the Subject Minerals may be from recycled or scrap sources. Where applicable, we have conducted additional due diligence regarding the sources of the Subject Minerals. The results of our RCOI regarding the Subject Minerals, as well as our additional due diligence regarding the sources of such Subject Minerals, are contained in our conflict minerals report (the “Conflict Minerals Report”), a copy of which is filed as Exhibit 1.01 to this Form SD and is publicly available at https://www.cognyte.com/code-of-conduct. The content on any web site referred to in this Form SD is not incorporated by reference into this Form SD unless expressly noted.

Item 1.02 Exhibit

As specified in Section 3, Item 3.01 of this Form SD, the Company is hereby filing its Conflict Minerals Report as Exhibit 1.01 to this Form SD.

SECTION 2 – RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

Not applicable.

SECTION 3 – EXHIBITS

Item 3.01 Exhibits

The following exhibit is filed as part of this report.

Exhibit No.	Description
1.01	Conflict Minerals Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Cognyte Software Ltd.

By:	/s/ Ilan Rotem	May 12, 2026
Name: Ilan Rotem Title: Chief Legal Officer